Exhibit 99.5

NEWS RELEASE

Lithium Argentina Reports Second Quarter 2024 Results

August 13, 2024 – Vancouver, Canada: Lithium Americas (Argentina) Corp. (“Lithium Argentina,” the “Company,” or “LAAC”) (TSX: LAAC) (NYSE: LAAC), today announced second quarter results.

“We are very pleased with the ramp up progress that has been made at Caucharí-Olaroz in recent months,” commented Sam Pigott, President and CEO. “The operation is achieving around 70% capacity on a sustained basis and has hit record monthly production in each of the last three months. Furthermore, the project has demonstrated it can operate at near design capacity with gradual improvements to quality We are prioritizing consistent production volumes at these higher rates which should continue to bring down costs. These operational efforts, coupled with effective cost management through disciplined spending, optimized working capital, and a strong financial position are crucial to ensuring our success today and in the future.”

Mr. Pigott continued by saying, “I am incredibly proud of our hardworking and dedicated team at our lithium operation in Argentina and our team in North America. Their commitment and expertise have been instrumental in achieving our goals and navigating challenges in an efficient manner. Argentina’s improving financial outlook and efforts to promote foreign investment should serve as a supportive backdrop as we continue progressing the ramp-up of the battery quality plant at Cauchari-Olaroz to become one of the largest sources of lithium carbonate globally.”

Highlights

Operational Highlights at Caucharí-Olaroz

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During the three months ended June 30, 2024, Caucharí-Olaroz produced approximately 5,600 tonnes of lithium carbonate, up 24% from the first quarter of 2024.
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Caucharí-Olaroz is currently operating at approximately 70% of the design capacity of 40,000 tonnes per year and has achieved production levels over this level on a limited basis.
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Production guidance of 20,000 – 25,000 tonnes of lithium carbonate in 2024 remains unchanged.
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During the ramp up phase, production is being primarily sold to Ganfeng Lithium Co. Ltd. (“Ganfeng”).
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Production during the second quarter of 2024 averaged approximately 99.5% lithium carbonate content.
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Currently, realized pricing is based on China battery-grade spot market prices adjusted for VAT and approximately $2,000 per tonne of additional processing costs required to reduce trace levels of impurities to achieve battery quality specifications.
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Caucharí-Olaroz has been designed to produce battery-quality lithium and as the ramp-up progresses and quality improves, the processing cost is expected to decrease until no longer applicable.
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In the current price environment, Caucharí-Olaroz is expected to remain operating cash flow positive when adjusted for working capital changes.
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Unit costs are expected to decrease as production volumes increase and as the plant approaches continuous production and nameplate capacity.

Earnings Release:

Second Quarter 2024

Financial Highlights

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As of June 30, 2024, Lithium Argentina had $96M in cash and cash equivalents and an undrawn $75M credit facility with Ganfeng.
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As of June 30, 2024, Minera Exar S.A. (“Exar”) had, on a 100% basis, approximately $315M of US dollar and US dollar-linked debt at the official FX rate or approximately $230M at current market FX rate.
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Includes a portion of an $80M bank credit facility entered into in May 2024 to refinance existing debt.
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The Company is planning to use a portion of the $70M proceeds from the Pastos Grandes Transaction (as defined below), along with contributions from Ganfeng, to provide over $100M in additional liquidity to reduce leverage at Exar.
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Ganfeng and the Company continue to advance financing options to replace short-term debt with longer-term financing for Exar.

Corporate Highlights

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Following receipt of Chinese regulatory approvals in early August 2024, the Company expects to close the previously announced Pastos Grandes transaction (the “Pastos Grandes Transaction”) imminently.
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In June 2024, the Company filed its 2023 Sustainability Report, “Enabling a Clean Energy Transition with Responsible Lithium”.

Earnings Release:

Second Quarter 2024

FINANCIAL RESULTS

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Quarter ended June 30,
	2024	2023
	$	$
Expenses	(21.5)	(12.0)
Net income	2.2	25.8
Income per share – basic	0.01	0.16
Income per share – diluted	0.01	0.16

(in US$ million)	As at June 30, 2024	As at December 31, 2023
	$	$
Cash and cash equivalents	96.2	122.3
Total assets	1,046.1	1,055.0
Total liabilities	(222.1)	(226.1)

In Q2 2024, net income was primarily due to recognition of deferred tax recovery of $10.8 million caused by an inflation adjustment on the tax basis of Pastos Grandes assets in Argentina, gain on change in fair value of the convertible note derivative liability and finance income partially offset by expenses in the period.

During the six months ended June 30, 2024, total assets decreased primarily due to a decrease in cash and cash equivalents which were used to fund the Company’s operations and a decrease in investment in the Caucharí-Olaroz project due the Company’s share of loss of the Cauchari-Olaroz Project, partially offset by an increase in loans advanced to Exar Capital.

This news release should be read in conjunction with Lithium Argentina’s condensed consolidated interim financial statements and management's discussion and analysis for the six months ended June 30, 2024, which are available on SEDAR+. All amounts are in U.S. dollars unless otherwise indicated.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Co, Ltd., is ramping up production of the Caucharí-Olaroz lithium brine operation in Argentina and advancing development of additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE, under the ticker symbol “LAAC.”

For further information contact:

Investor Relations

Telephone: +54-11-52630616

Email: Kelly.obrien@lithium-argentina.com

Website: www.lithium-argentina.com

Earnings Release:

Second Quarter 2024

TECHNICAL INFORMATION

The Technical Information in this news release with respect to Caucharí-Olaroz, has been reviewed and approved by Ernest Burga, P.Eng., a Qualified Person as defined by National Instrument 43-101 independent of the Company.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: 2024 expected production for the Caucharí-Olaroz project; expected reductions in unit costs; expectations with respect to the Company being cash flow positive; goals of the Company; development of the Caucharí-Olaroz project, including timing of the ramp up in production capacity and product quality, timing of commissioning and ramp up of the KCI plant; expectations with respect to regional development planning for the Pasto Grandes basin and the timing thereof; use of proceeds from the Pastos Grandes transaction; and the timing of closing of the Pastos Grandes Transaction.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this news release is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, including but not limited to those related to: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Caucharí-Olaroz project; ability of the Company to fund, advance, develop and ramp up the Caucharí-Olaroz project, the impacts of the project when full production commences; ability of the Company to advance and develop the Pastos Grandes and Sal de la Puna projects; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general economic, geopolitical, and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; regulatory, and political matters that may influence or be influenced by future events or conditions; local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policies; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable

Earnings Release:

Second Quarter 2024

changes to the market prices for lithium products; development and ramp up costs for the Caucharí-Olaroz project, and costs for any additional exploration work at the projects; uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities; discretion in the use of proceeds of certain financing activities; the Company’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impacts of pandemics and geopolitical issues on the Company’s business; the impact of inflationary and other conditions on the Company’s business and global markets; and accuracy of development budget and construction estimates. Many of these expectations, assumptions, risk and uncertainties are beyond the Company’s control, and could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s latest annual information form (“AIF”), management information circular, management discussion & analysis and other publicly filed documents (collectively, the “Company Public Disclosure”) all of which are available on SEDAR+.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the latest Company Public Disclosures. Such risks include, but are not limited to the following: lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine, Israel, the Middel East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; cybersecurity risks and threats; and uncertainties with obtaining required approvals (including regulatory approvals) for the Pastos Grandes Transaction. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company Public Disclosures, which are available on SEDAR+ at www.sedarplus.ca.

Earnings Release:

Second Quarter 2024